Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports first quarter results – well positioned in a strengthening uranium market

Saskatoon, Saskatchewan, Canada, May 1, 2020 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2020 in accordance with International Financial Reporting Standards (IFRS).

“We are living in unprecedented and challenging times.” said Tim Gitzel, Cameco’s president and CEO. “The impact of the coronavirus (COVID-19) pandemic has changed the world.

“For more than 30-years protecting the health and safety of our employees, their families and their communities and supporting local businesses has been a priority for us. That is why, consistent with our values, we have made a number of proactive decisions to protect our employees and their communities, and to help slow down the spread of the virus.

“Despite the disruptions to our operations as a result of COVID-19 and the prudent decisions we have made, we expect our business to be resilient. We will continue to provide the fuel required to power the nuclear reactors that will be part of the critical infrastructure needed to ensure hospitals, care facilities and other essential services are available during this pandemic.

“We have the tools we need to deal with the current uncertain environment. We are well positioned to self-manage the risk associated with the temporary suspension of production at Cigar Lake, Blind River, and in Port Hope. We have $1.2 billion in cash and short-term investments on our balance sheet and a $1 billion undrawn credit facility, which we do not anticipate we will need to draw on.

“Embedded in all our decisions is a commitment to addressing the environmental, social and governance risks and opportunities that we believe will make our business sustainable over the long term. In these uncertain times, perhaps more than ever, it will be critical that we continue to work together to build on the strong foundation we have already established.”

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Net loss of $19 million; adjusted net earnings of $29 million: Results are driven by normal quarterly variations in contract deliveries and our continued execution on all strategic fronts. Adjusted net earnings is a non-IFRS measure, see page 3.

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Withdrew outlook for 2020: Due to the rapidly developing COVID-19 pandemic and the number of moving pieces it has created, on April 13, 2020 we withdrew our 2020 outlook. We do not expect to resume providing outlook information until we have a sufficient basis to do so.

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Cigar Lake production suspended for indeterminate period: Production at Cigar Lake has been suspended for an indeterminate period as a precautionary measure due to the threat posed by COVID-19 to our workforce. The operation is in a safe state of care and maintenance. Orano has also suspended production at its McClean Lake mill. Our share of the cash and non-cash costs to maintain Cigar Lake during the suspension, and our contribution to the care and maintenance costs at McClean Lake are expected to range between $7 million and $9 million per month.

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Port Hope UF6 conversion plant and Blind River refinery temporarily suspended for four weeks: Due to the increasing challenges of maintaining an adequate workforce as a result of COVID-19 screening protocols put in place to align with the directives and guidance of government and public health authorities, we announced our plans to temporarily shutdown our UF6 conversion plant for approximately four weeks. Since the majority of the UO3 produced at the Blind River refinery is used to produce UF6 at the conversion plant, we also announced the temporary suspension of production at the refinery for approximately four weeks.

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Strong balance sheet: As of March 31, 2020, we had $1.2 billion in cash and short term investments and $1 billion in long-term debt with maturities in 2022, 2024 and 2042. In addition, we have a $1 billion undrawn credit facility. We expect our cash balances and operating cash flows to meet our capital requirements during 2020, therefore, we do not anticipate drawing on our credit facility.

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Federal Court of Appeal hearing in transfer pricing dispute with Canada Revenue Agency held: The Federal Court of Appeal hearing was held on March 4, 2020, and we anticipate that we will receive a decision in 2020. We believe there is nothing in the Tax Court of Canada’s decision that would warrant a materially different outcome from the Federal Court of Appeal or on further appeal.

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Uranium market responding to unplanned supply curtailments: The COVID-19 pandemic has disrupted global uranium production adding to the supply curtailments that have occurred in the industry for many years. The duration and extent of these disruptions are still unknown, but the uranium market has started to respond. The uranium spot price has increased by more than 35% since we announced the first disruption at Cigar Lake on March 23, 2020.

Consolidated financial results

	THREE MONTHS
HIGHLIGHTS	ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2020	2019
Revenue	346	298
Gross profit	35	17
Net losses attributable to equity holders	(19)	(18)
$ per common share (basic)	(0.05)	(0.05)
$ per common share (diluted)	(0.05)	(0.05)
Adjusted net earnings (non-IFRS, see page 3)	29	(33)
$ per common share (adjusted and diluted)	0.07	(0.08)
Cash provided by operations (after working capital changes)	182	80

The financial information presented for the three months ended March 31, 2019 and March 31, 2020 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the first quarter of 2020, compared to the same period in 2019.

	CHANGES IN EARNINGS	THREE MONTHS
	($ MILLIONS)	ENDED MARCH 31
		IFRS	ADJUSTED
	Net losses – 2019	(18)	(33)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Higher sales volume	(1)	(1)
	Lower realized prices ($US)	(5)	(5)
	Foreign exchange impact on realized prices	(3)	(3)
	Lower costs	17	17

	Change – uranium	8	8

Fuel services	Higher sales volume	1	1
	Higher realized prices ($Cdn)	8	8

	Change – fuel services	9	9

	Other changes
	Lower administration expenditures	2	2
	Change in reclamation provisions	8	—
	Higher earnings from equity-accounted investee	2	2
	Change in gains or losses on derivatives	(83)	10
	Change in foreign exchange gains or losses	51	51
	Change in income tax recovery or expense	(7)	(29)
	Other	9	9

	Net earnings (losses) – 2020	(19)	29

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the first quarter and compares it to the same period in 2019.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2020	2019
Net losses attributable to equity holders	(19)	(18)

Adjustments
Adjustments on derivatives	70	(23)
Reclamation provision adjustments	(6)	2
Income taxes on adjustments	(16)	6

Adjusted net earnings (losses)	29	(33)

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 7 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

					THREE MONTHS
					ENDED MARCH 31
HIGHLIGHTS					2020	2019	CHANGE
Uranium	Production volume (million lbs)				2.1	2.4	(13)%
	Sales volume (million lbs)				6.0	4.8	25%
	Average realized price	($	US/lb	)	31.39	32.05	(2)%
		($	Cdn/lb	)	41.44	42.80	(3)%
	Revenue ($ millions)				248	207	20%
	Gross profit ($ millions)				5	(3)	(267)%
Fuel services	Production volume (million kgU)				3.7	3.8	(3)%
	Sales volume (million kgU)				3.1	3.0	3%
	Average realized price	($	Cdn/kgU	)	29.91	27.26	10%
	Revenue ($ millions)				94	83	13%
	Gross profit ($ millions)				30	20	50%

Management’s discussion and analysis and financial statements

The first quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three months ended March 31, 2020, as compared to the same period last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2019, annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our expectation that we are well positioned in a strengthening uranium market; our expectations regarding our business resiliency and ability to self-manage risk, including our financial capacity to manage the disruptions to our operations caused by COVID-19 and to fund 2020 capital requirements without drawing on our credit facility; our expectation that we will continue to provide the fuel required to power nuclear reactors to ensure essential services are available during this pandemic; our expectation to resume providing outlook information when we have a sufficient basis to do so; our expected monthly share of Cigar Lake and McClean Lake care and maintenance costs during the suspension; the expected four-week Port Hope UF6 conversion plant shutdown and Blind River refinery production suspension; our views on the Tax Court of Canada’s decision and our expectation we will receive a Federal Court of Appeal decision in 2020; our view on the uranium market response caused by the COVID-19 pandemic; and expected dates for future announcements of financial results.

Material risks that could lead to different results include: that we may be required to draw on our credit facility to manage disruptions to our business caused by COVID-19 and to fund 2020 capital requirements; that we may be unable to successfully manage the current uncertain environment resulting from COVID-19 and its related operational, safety, marketing or financial risks successfully, including the risk of significant disruption to our operations, workforce, required supplies or services, and ability to transport and deliver uranium; that our business may not be as resilient in recovering from the disruptions caused by the COVID-19 pandemic as we expect; that our Cigar Lake mine or Blind River refinery suspension or Port Hope UF6 conversion plant shutdown may continue for an extended period; that we may face significant delays in resuming production at our Cigar Lake mine, Blind River refinery or Port Hope UF6 conversion plant once we decide to do so; there may be significant delays in restarting processing at the McClean Lake mill once a decision is made to do so; that our views on the uranium market (including our positioning), providing fuel required to power nuclear reactors during this pandemic, expected monthly share of Cigar Lake and McClean Lake care and maintenance costs during the suspension, or timing of a Federal Court of Appeal decision, prove to be inaccurate; we are unsuccessful in an appeal of the Tax Court of Canada’s decision or a subsequent appeal of that decision; we will be unable to resume providing outlook information for an extended period; unexpected changes in uranium supply, demand, contracting, and prices; a major accident at a nuclear power plant; changes in government regulations or policies; the risk of litigation or arbitration claims or appeals against us that have an adverse outcome; the risk our strategies may change, be unsuccessful or have unanticipated consequences; the risk our estimates and forecasts prove to be incorrect; and the risk that we may be delayed in announcing future financial results.

In presenting this forward-looking information, we have made material assumptions which may prove incorrect, including assumptions regarding our ability to successfully manage the current uncertain environment resulting from COVID-19 and its related operational, safety, marketing and financial risks successfully; the ability of our business to recover from the disruptions caused by COVID-19; our ability to manage disruptions to our business caused by COVID-19 and to fund our 2020 capital requirements without drawing on our credit facility; our ability to resume providing outlook information in the future; assumptions regarding our ability to resume production at Cigar Lake and Orano’s ability to resume processing at their McClean Lake mill after the period of suspension; assumptions regarding the period of temporary suspension of our Port Hope UF6 conversion plant and our Blind River refinery and our ability to resume production; our expectations about the outcome of our dispute with Canada Revenue Agency, including that the Tax Court of Canada ruling will be upheld on appeal and timing of a Federal Court of Appeal decision; that our monthly share of Cigar Lake and McClean Lake care and maintenance costs during the suspension will be as expected; our assumptions about uranium supply, demand, contracting and prices; the market conditions and other factors upon which we have based our future plans and forecasts; our positioning in the uranium market; the absence of any adverse government regulations, policies or decisions; the successful outcome of any litigation or arbitration claims or appeals against us; and our ability to announce future financial results when expected.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our first quarter conference call on Friday, May 1, 2020, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial 1-800-319-4610 (Canada and US) or 1-604-638-5340. An operator will put your call through. The slides and a webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, June 1, 2020, by calling 1-800-319-6413 (Canada and US) or 1-604-638-9010 (Passcode 4314)

2020 quarterly report release dates

We plan to announce our 2020 second and third quarter results as follows:

•	second quarter consolidated financial and operating results: before markets open on July 30, 2020

•	third quarter consolidated financial and operating results: before markets open on November 6, 2020

The 2021 date for the announcement of our fourth quarter and 2020 consolidated financial and operating results will be provided in our 2020 third quarter MD&A. Announcement dates are subject to change.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

Media inquiries:

Jeff Hryhoriw

306-385-5221